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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                  SCHEDULE TO
                            (RULES 13E-3 AND 13E-4)
         Tender Offer Statement Under Section 14(d)(1) OR 13(e) (1) of
                      the Securities Exchange Act of 1934
                               ------------------
                              IIC INDUSTRIES INC.
                       (Name of Subject Company (Issuer))
                               ------------------
                              CP HOLDINGS LIMITED
                       (Name of Filing Person (Offeror))
                               ------------------
                                  449-628-205
                     (CUSIP Number of Class of Securities)
                               -------------------
                                 Mr. Paul Filer
                               Executive Director
                              CP Holdings Limited
                                 Otterspool Way
                            Watford, Hertfordshire
                            United Kingdom, WD25 8JP
                              011 44 192 325 0500
                               -------------------
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:

                           Samuel F. Ottensoser, Esq.
                             Baer Marks & Upham LLP
                                805 Third Avenue
                            New York, New York 10022
                                (212) 702-5700

                           CALCULATION OF FILING FEE


================================================================================
            TRANSACTION VALUATION*             AMOUNT OF FILING FEE
--------------------------------------------- ----------------------------------
 1,209,085 shares X $10.50 = $12,695,392.50        $ 2,539.08
================================================================================

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)92) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


   AMOUNT PREVIOUSLY PAID: ---------------  FILING PARTY: ---------------------

   FORM OF REGISTRATION NO.: -------------  DATE FILED: -----------------------



 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ]  third-party tender offer subject to Rule 14d-1.

 [X]  issuer tender offer subject to Rule 13e-4.

 [X]  going-private transaction subject to Rule 13e-3.

 [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:


================================================================================

                            INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (this "Statement") relates to a tender offer by CP Holdings Limited, a company organized under the laws of the United Kingdom (the "Offeror"), to purchase the outstanding shares of common stock, $0.25 par value (the "Common Shares") of IIC Industries Inc. (the "Company"), through its wholly-owned subsidiary Kenyon Phillips Acquisition, LLC. In this Statement the term "Common Shares" refers to the Company's issued and outstanding common stock not presently owned by either the Offeror or the Company. The Offeror beneficially owns, through its wholly-owned subsidiary Kenyon Phillips Limited, approximately eighty percent (80%) of the Company's outstanding shares of common stock. The Common Shares are sought for pursuant to the tender offer (the "Tender Offer") at a purchase price of $10.50 per Common Share (the "Common Share Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits A and B (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless otherwise specifically stated, all monetary figures refer to U.S. Dollars.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.


ITEM 1. SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the Company is IIC Industries Inc., which is the issuer of the Common Shares subject to the Tender Offer. The Company's principal executive offices are located at 171 Madison Avenue, New York, New York 10016. The telephone number of the Company is (212) 889-7201.

(b) Securities. The securities which are the subject of the Tender Offer consist of the Company's common stock, $0.25 par value (the "Common Shares"). As of September 30, 2001, there were 5,693,472 Common Shares issued and outstanding, of which the Offeror beneficially owned 4,484,387.

(c) Trading Market and Price. The Common Shares are traded in the Nasdaq SmallCap Market under the symbol "IICR." Trading in the Common Shares has been extremely limited and sporadic. The Common Shares are not listed for trading on any stock exchange. The information set forth in the Offer to Purchase under the caption "THE OFFER -- 5. Price Range of Common Shares; Dividends" is incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. This offer is made by CP Holdings Limited, an affiliate of the issuer. The address of the Offeror is Otterspool Way, Watford, Hertfordshire, United Kingdom WD25 8JP. The telephone number of the Offeror is 011 44 192 325 0500. The Offeror is the majority stockholder of the Company, with beneficial ownership of approximately 80% of the Company's outstanding shares of common stock.


ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "SPECIAL FACTORS -- 9. Material Federal Income Tax Consequences," "THE OFFER -- 1. Terms of the Offer," "THE OFFER -- 2. Acceptance for Payment and Payment," "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering the Common Shares," "THE OFFER -- 4. Withdrawal Rights," "THE OFFER -- 7. Conditions to the Offer" and "THE OFFER -- 8. Legal Matters" is incorporated herein by reference.

(b) Purchases. Prior to the commencement of the Tender Offer, there has been no agreement or arrangement between the Offeror and any officer, director or affiliate of the Company with regard to the purchase of securities in connection with the Tender Offer.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Agreements Involving the Company's Securities. There are no agreements between the Company and the Offeror relating to the stock of the Company.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 1. Purposes and Reasons of the Transaction" is incorporated herein by reference.

(b) Use of Securities. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 2. Certain Effects of the Transaction" is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS -- 1. Purposes and Reasons of the Transaction" and "SPECIAL FACTORS -- 2. Certain Effects of the Transaction" is incorporated herein by reference.


ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 6. Financing of the Offer" is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 7. Beneficial Ownership of the Common Shares" is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 8. Transactions Concerning the Common Shares" is incorporated herein by reference.


ITEM 9. PERSONS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS -- 4. Reports, Opinions, Appraisals and Negotiations" and "THE OFFER -- 9. Fees and Expenses" is incorporated herein by reference.


ITEM 10. FINANCIAL STATEMENTS

The Company's financial statements contained in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on April 17, 2001, the Form 10-K/A filed with the Commission on April 20, 2001 and the Company's Quarterly Reports on Form 10-Q filed with the Commission on May 21, 2001 and August 20, 2001 are incorporated herein by reference.


ITEM 11. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings.

     (1) There are no present or proposed agreements, arrangements, understandings or relationships between the Offeror or any of its affiliates and the Company or any of its affiliates that are material to a stockholder's decision of whether to tender his securities, other than those already disclosed.

     (2) The information set forth in the Offer to Purchase under the caption "THE OFFER -- 8. Legal Matters" is incorporated herein by reference.

     (3) The information set forth in the Offer to Purchase under the caption "THE OFFER -- 8. Legal Matters" is incorporated herein by reference.

     (4) The margin requirements under Section 7 of the Securities Exchange Act of 1934, and the applicable regulations thereunder, are not applicable.

     (5) There are no material pending legal proceedings relating to the Tender Offer.

(b) Other Material Information. The information set forth in the Offer to Purchase and Letter of Transmittal, copies of which are attached hereto as Exhibits A and B, is incorporated herein by reference.


ITEM 12. EXHIBITS

(A) Offer to Purchase, dated October 15, 2001.

(B) Form of Letter of Transmittal for Common Shares.

(C) Form of Notice of Guaranteed Delivery.

(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.


ITEM 2 OF SCHEDULE 13E-3. SUBJECT COMPANY INFORMATION

(d) Dividends. The information set forth in the Offer to Purchase under the caption "THE OFFER -- 5. Price Range of Common Shares; Dividends" is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 8. Transactions Concerning the Common Shares" is incorporated herein by reference.


ITEM 3 OF SCHEDULE 13E-3. IDENTIFY AND BACKGROUND OF FILING PERSON

(b) Business and Background of Entities. CP Holdings Limited is organized under the laws of the United Kingdom. Its principal business is the holding of shares in various companies whose businesses encompass serviced offices, hotels, earth moving equipment and general trading. Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER -- 6. Certain Information Concerning CP Holdings" which is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the caption "THE OFFER -- 6. Certain Information Concerning CP Holdings" is incorporated herein by reference.


ITEM 4 OF SCHEDULE 13E-3. TERMS OF THE TRANSACTION

(c) Different Terms. None.

(d) Appraisal Rights. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 2. Certain Effects of the Transaction" is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders. The Offeror has made no provisions for unaffiliated stockholders to have access to its corporate files or to obtain counsel or appraisal services at its expense Unaffiliated stockholders are asked to contact American Stock Transfer and Trust Company, the Offeror's Information Agent, toll-free at 1-800-937-5449 or the Offeror at 011 44 192 325 0500.

(f) Eligibility for Listing or Trading. Not applicable.


ITEM 5 OF SCHEDULE 13E-3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS

(a) Transactions. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 5. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 5. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

(c) Negotiations of Contacts. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 5. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.


ITEM 7 OF SCHEDULE 13E-3. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 1. Purposes and Reasons of the Transaction" is incorporated herein by reference.

(b) Alternatives. Not applicable.

(c) Reasons. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 1. Purposes and Reasons of the Transaction" is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS -- 9. Material Federal Income Tax Consequences" and "SPECIAL FACTORS -- 2. Certain Effects of the Transaction" is incorporated herein by reference.


ITEM 8 OF SCHEDULE 13E-3. FAIRNESS OF THE GOING-PRIVATE TRANSACTION

(a) Fairness. The Offeror believes that this transaction is fair and reasonable to the unaffiliated stockholders of the Company.

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 3. Fairness of the Transaction" is incorporated herein by reference.

(c) Approval of Stockholders. Approval of at least a majority of the unaffiliated stockholders is not required.

(d) Unaffiliated Representative. The Company retained Jesup & Lamont Capital Markets, Inc. to render a fairness opinion, attached hereto as Exhibit F (the "Fairness Opinion"), to assist the Company's independent director in his evaluation of the Tender Offer.

(e) Approval of Directors. The Company's only independent director has recommended that the stockholders of the Company accept the Tender Offer, in light of the Fairness Opinion, as fair and reasonable. While the Company's Board of Directors believes, based on the Fairness Opinion, the recommendation of the Company's independent director and other factors, that the Common Share Offer Price is fair and reasonable from a financial point of view to the stockholders of the Company, because of the conflict of interest as a result of the fact that a majority of the Company's directors consist of principals and management of the Offeror, the Board did not make a recommendation to the stockholders of the Company with respect to the Tender Offer.

(f) Other Offers. Not applicable.

ITEM 9 OF SCHEDULE 13E-3. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal. The Company has received a Fairness Opinion from Jesup & Lamont Capital Markets, Inc. as to the fairness of the Tender Offer from a financial point of view to the holders of the Common Shares, which Fairness Opinion is attached hereto as Exhibit F. In addition, the information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 4. Reports, Opinions, Appraisals and Negotiations" is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion, or Appraisal.

   (1) The identity of the preparer of the Fairness Opinion is Jesup & Lamont Capital Markets, Inc. ("Jesup").

   (2) Jesup is an investment banking firm which provides a full range of corporate finance, capital markets and financial advisory services to its clients. Jesup regularly engages in the valuation of businesses assets, and securities as part of its merger and acquisitions advisory services and in connection with negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

   (3) A resolution appointing Jesup to prepare the Fairness Opinion was unanimously approved by the Company's Board of Directors.

   (4) No material relationship existed between Jesup or its affiliates and the Offeror and its affiliates or the Company and its affiliates during the past two years, and none is mutually understood to be contemplated.

   (5) The price at which the Offeror is offering to purchase the Common Shares was determined by the Offeror.

   (6)   Summary of the Fairness Opinion:

         (i) The Company did not limit the scope of the investigation conducted in the preparation of the Fairness Opinion.

         (ii) The Company engaged Jesup to render a Fairness Opinion to advise the Company's independent director if, from a financial point of view, the price at which the Offeror is offering to purchase the Common Shares was fair to the holders thereof. The Fairness Opinion was prepared in order to assist the independent director of the Company in evaluating the terms of the Tender Offer.

         (iii) In conducting its analysis and arriving at its opinion, Jesup considered all financial and other information as it deemed appropriate. With respect to the financial and other information obtained by it from the Company or other sources, Jesup assumed, without independent verification, the accuracy and completeness of such information. The Fairness Opinion is based upon Jesup's interpretation of market, economic and certain industry specific conditions as they exist as of the date thereof and is based, to a large extent, on management's projections and underlying assumptions regarding future performance of the Company's businesses, management's knowledge of the Company's businesses without seeking independent verification of the reasonableness of these assumptions. The Fairness Opinion does not address the relative merits of the Tender Offer or the going-private transaction as compared to alternative transactions in which the Company might engage. No independent evaluation or appraisal of the assets or liabilities of the Company was made by Jesup or other independent third party.

         (iv) The methodology applied by Jesup consisted of (A) the comparison of the Company, from a financial point of view, with companies which Jesup considered to be generally comparable, (B) the comparison of each of the Company's subsidiaries with recent business combinations and asset or merger transactions with companies which Jesup considered to be generally comparable, and (C) a discounted cash flow analysis using an estimated cost of capital for each business segment, developed with management's integrated financial forecasts for the Company with base and growth scenarios for each business segment as well as application of probability factors for achieving the outcome for each of the separate scenarios.

         (v) Based on the foregoing, it is the opinion of Jesup that the Common Share Offer Price is fair and reasonable from a financial point of view to the holders of the Common Shares.


(c) Availability of Documents. The Fairness Opinion is attached herewith as Exhibit F.


ITEM 10 OF SCHEDULE 13E-3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


(c) Expenses. The information set forth in the Offer to Purchase under the caption "THE OFFER -- 9. Fees and Expenses" is incorporated herein by reference.


ITEM 12 OF SCHEDULE 13E-3. THE SOLICITATION OR RECOMMENDATION


(d) Intent to Tender or Vote in a Going-Private Transaction. Fortunee F. Cohen, Secretary of the Company and beneficial owner of 96 Common Shares, and the Estate of Gideon Schreier, a 10% stockholder of the Offeror and record owner of 68,000 Common Shares, have indicated their intention to tender their shares in the Tender Offer.


(e) Recommendations of Others. No other affiliate of the Company or the Offeror has made a recommendation with respect to the Tender Offer.


ITEM 14 OF SCHEDULE 13E-3. THE SOLICITATION OR RECOMMENDATION


(b) Employees and Corporate Assets. Other than certain officers affiliated with the Offeror (in their capacity as officers of the Offeror), no officers, employees or corporate assets of the Company have been or will be employed or used by the Offeror in connection with the Tender Offer.


ITEM 16 OF SCHEDULE 13E-3. EXHIBITS


(F) Form of Fairness Opinion.


(G) Appraisal Rights of Dissenting Stockholders under Delaware General Corporation Law.

                                   SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                        CP HOLDINGS LIMITED



                                        By: /s/ Sir Bernard Schreier
                                           ------------------------------------
                                           Sir Bernard Schreier,
                                           Chairman